UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Zivo Bioscience, Inc.

(Name of Issuer)

Common stock, $.001 par value

(Title of Class of Securities)

98978N 101

(CUSIP Number)

Timothy R. Damschroder

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98978N 101

1.	Names of Reporting Persons. Strome Mezzanine Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) □
(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,750,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22.6%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 98978N 101

1.	Names of Reporting Persons. Strome Investment Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) □
(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,750,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22.6%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D
CUSIP No. 98978N 101

1.	Names of Reporting Persons. Strome Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) □
(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,750,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22.6%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 98978N 101

1.	Names of Reporting Persons. Mark E. Strome
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) □
(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,750,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,750,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22.6%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc., a Michigan corporation (the “Issuer”). The Issuer’s principal offices are located at 2804 Orchard Lake Road, Suite 202, Keego Harbor, MI 48320.

Item 2. Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Strome Mezzanine Fund, LP, which is a Delaware limited partnership (“Strome Mezzanine”);
(ii)	Strome Investment Management, LP, which is a Delaware limited partnership and the general partner of Strome Mezzanine;
(iii)	Strome Group, Inc., which is a Delaware corporation and the general partner of Strome Investment Management, LP; and
(iv)	Mark E. Strome, who is a United States citizen and the sole director, president, and chief executive officer of Strome Group, Inc.

The principal business address for each of these entities and Mr. Strome is 100 Wilshire Boulevard, Suite 1750, Santa Monica, CA 90401. The principal business of each of Strome Mezzanine and Strome Investment Management, LP is to invest in both public and private securities. The principal business of Strome Group, Inc. is to act as a holding company for business investments, and the principal occupation of Mr. Strome is serving as the President of the Strome Group, Inc.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own 40,750,000 shares of Common Stock, which are issuable as follows: (i) 15,000,000 are issuable upon conversion of the Note (as hereinafter defined) pursuant to a Participation Agreement between HEP Investments LLC (“HEP”) and Strome Mezzanine dated July 21, 2017 attached hereto as Exhibit 2 and incorporated by this reference (the “Participation Agreement”), and (ii) 25,750,000 are issuable upon exercise of warrants issuable to Strome Mezzanine by the Issuer. The purchase price for the participation right will be paid by Strome Mezzanine from investment capital.

As of the date hereof, Strome Mezzanine has funded $500,000 of its $1.5 million obligation under the Participation Agreement, and as a result holds (i) a warrant for 250,000 shares of the Issuer’s common stock and (ii) the right to convert the $500,000 participation into 5,000,000 shares of the Issuer’s common stock. Two additional payments of $500,000 each are due under the Participation Agreement on September 20, 2017 and November 20, 2017.

Item 4. Purpose of Transaction

On July 21, 2017, Strome Mezzanine and HEP entered into the Participation Agreement. Under the terms of the Participation Agreement, Strome Mezzanine will purchase a participation right for the amount of $1.5 million in the Ninth Amended and Restated Senior Secured Convertible Promissory Note

dated March 1, 2017 made by the Issuer in favor of HEP (the “Note”). The payments pursuant to the Participation Agreement will be paid by Strome Mezzanine to HEP in three equal tranches, and may be prepaid at any time by Strome Mezzanine. Upon each payment, Strome Mezzanine will receive the right to convert its payment to 5,000,000 shares of Common Stock, and will receive immediately exercisable warrants for 250,000 shares of Common Stock. After the final payment, Strome Mezzanine will receive an immediately exercisable warrant for an additional 25,000,000 shares of Common Stock. To induce Strome Mezzanine to enter into the Participation Agreement, the member and manager of HEP guaranteed certain of the Issuer’s obligations and liabilities to repay the principal of the Note in the event that the Issuer becomes insolvent, dissolves or files for federal bankruptcy protection over the next two years. The Guaranty dated July 21, 2017 made by Laith Yaldoo in favor of Strome Mezzanine is attached hereto as Exhibit 4 and is incorporated by this reference (the “Guaranty”).

The Reporting Persons are participating in the Note and acquiring the warrants for investment purposes. Depending on their continuing evaluation of the business and prospects of the Issuer, the Reporting Persons may acquire or dispose of additional shares, or rights to receive shares, of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans which relate to or would result in:

(i)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(iii)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(iv)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v)	Any material change in the present capitalization or dividend policy of the issuer;
(vi)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(vii)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(viii)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a–b) The aggregate number and percentage of the shares of Common Stock outstanding beneficially owned by each Reporting Person set forth below and on pages 2-5 hereof are based on 139,320,347 shares of Common Stock outstanding as of July 25, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or direct the disposition of	Amount of beneficially owned securities subject to right to acquire
Strome Mezzanine Fund, LP	40,750,000	22.6%	0	40,750,000	0	40,750,000	40,750,000
Strome Investment Management, LP	40,750,000	22.6%	0	40,750,000	0	40,750,000	40,750,000
Strome Group, Inc.	40,750,000	22.6%	0	40,750,000	0	40,750,000	40,750,000
Mark E. Strome	40,750,000	22.6%	0	40,750,000	0	40,750,000	40,750,000

(c) On July 21, 2017, pursuant to the Participation Agreement, Strome Mezzanine purchased $500,000 of an undivided interest in the Note and in exchange received the right to convert its interest in the Note to shares of Common Stock at $0.10 per share, for a total of 5,000,000 shares. The Issuer issued to Strome Mezzanine, in the same transaction, an immediately exercisable warrant for 250,000 shares with an exercise price of $0.10 per share.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 4 above summarizes provisions of the Participation Agreement, the Note and the Guaranty and is incorporated herein by reference. Copies of the Participation Agreement, the Note and the Guaranty are filed as exhibits to this Schedule 13D and are incorporated by reference.

Item 7. Material to be Filed As Exhibits

Exhibit Number	Description
1	Joint Filing Agreement
2	Participation Agreement dated July 21, 2017 by and between HEP Investments, LLC and Strome Mezzanine Fund, LP
3	Ninth Amended and Restated Senior Secured Convertible Promissory Note dated March 1, 2017 made by Zivo Bioscience, Inc. in favor of HEP Investments, LLC, incorporated by reference from Exhibit 10.43 to Zivo Bioscience, Inc.’s Form 8-K filed with the SEC on March 6, 2017
4	Guaranty dated July 21, 2017 made by Laith Yaldoo in favor of Strome Mezzanine Fund

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 31, 2017

Strome Mezzanine Fund, LP

By: Strome Investment Management, LP

Its: General Partner

By: Strome Group, Inc.

Its: General Partner

By: /s/ Mark E. Strome

Name: Mark E. Strome

Its: President

Strome Investment Management, LP

By: Strome Group, Inc.

Its: General Partner

By: /s/ Mark E. Strome

Name: Mark E. Strome

Its: President

Strome Group, Inc.

By: /s/ Mark E. Strome

Name: Mark E. Strome

Its: President

/s/ Mark E. Strome

Mark E. Strome